First Merchants Corporation
P. O. BOX 792 | MUNCIE, IN 47308-0792 | 765.747.1382

July 6, 2016

Mr. John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services
Securities and Exchange Commission
Washington, DC 20549

Re: First Merchants Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 000-17071

Dear Mr. Nolan,

Your letter dated June 28, 2016 requested additional disclosure related to non-GAAP financial measures. The request relates to Per Share Data included in Item 6. Selected Financial Data and the Capital section of Item 7. in Form 10-K. Below is additional commentary we agree to incorporate into all future filings, beginning with Form 10-Q for the quarter ended June 30, 2016.

Non-GAAP financial measures such as tangible book value per common share, tangible common equity to tangible assets, return on average tangible capital and return on average tangible assets are important measures of the strength of First Merchants Corporation's (the 'Corporation") capital and ability to generate earnings on tangible common equity invested by our shareholders. These non-GAAP measures provide useful supplemental information and may assist investors in analyzing the Corporation's capital position without regard to the effects of intangible assets and preferred stock. Disclosure of these measures also allows analysts and banking regulators to assess our capital adequacy on these same bases.

Because these measures are not defined in Generally Accepted Accounting Principles ("GAAP") or federal banking regulations, they are considered non-GAAP financial measures. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

First Merchants Corporation acknowledges the following:

- the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please feel free to contact me at (765) 751-1857.

Sincerely,

Mark K. Hardwick
Executive Vice President
Chief Financial Officer and Chief Operating Officer